UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	29 April 2026 - “Results of Haleon 2026 Annual General Meeting”

99.1

Haleon plc: Results of Haleon 2026 Annual General Meeting

29 April 2026: Haleon plc (the "Company" or "Haleon) (LSE/NYSE: HLN) announces that the following resolutions were decided by poll vote at the Company's 2026 Annual General Meeting ("AGM") which was held today.

Resolutions 20, 21, 22 and 23 were passed as special resolutions; all other resolutions were passed as ordinary resolutions. Full text of the resolutions is contained in the Company's Notice of 2026 AGM, which is available at www.haleon.com.

Haleon plc - Poll Results

Resolution		Votes for	For (% of shares voted)	Votes against	Against (% of shares voted)	Total votes cast (excluding withheld)	% of issued share capital voted1	Votes withheld2
1	To receive the Annual Report & Accounts	7,518,381,689	99.99	974,818	0.01	7,519,356,507	84.57%	41,371,913
2	To approve the Directors' Remuneration Report	7,385,589,576	98.00	151,074,594	2.00	7,536,664,170	84.77%	24,063,940
3	To approve the Directors' Remuneration Policy	7,133,534,799	94.65	402,883,378	5.35	7,536,418,177	84.76%	24,310,243
4	To declare a final dividend	7,540,340,495	99.99	1,088,307	0.01	7,541,428,802	84.82%	19,299,618
5	To re-elect Manvinder Singh (Vindi) Banga	7,508,532,595	99.57	32,203,620	0.43	7,540,736,215	84.81%	19,991,895
6	To re-elect Brian McNamara	7,506,462,082	99.54	34,382,494	0.46	7,540,844,576	84.81%	19,883,534
7	To re-elect Dawn Allen	7,464,666,016	98.99	76,193,454	1.01	7,540,859,470	84.81%	19,868,950
8	To re-elect Alan Stewart	7,523,725,090	99.77	17,312,615	0.23	7,541,037,705	84.82%	19,690,715
9	To re-elect Nancy Avila	7,527,476,825	99.83	13,173,973	0.17	7,540,650,798	84.81%	20,077,622
10	To re-elect Marie-Anne Aymerich	7,514,059,525	99.84	11,924,672	0.16	7,525,984,197	84.65%	34,743,913
11	To re-elect Bláthnaid Bergin	7,535,655,488	99.93	5,031,351	0.07	7,540,686,839	84.81%	20,041,582
12	To re-elect Tracy Clarke	7,496,699,209	99.41	44,348,201	0.59	7,541,047,410	84.82%	19,677,335
13	To re-elect Dame Vivienne Cox	7,517,554,491	99.69	23,507,481	0.31	7,541,061,972	84.82%	19,666,449
14	To re-elect Asmita Dubey	7,536,859,688	99.95	3,756,869	0.05	7,540,616,557	84.81%	20,111,863
15	To elect Matthew Shattock	7,537,243,742	99.96	3,237,791	0.04	7,540,481,533	84.81%	20,246,887
16	To re-appoint KPMG as auditor of the Company	7,539,941,050	99.98	1,220,592	0.02	7,541,161,642	84.82%	19,561,576
17	To authorise the Audit & Risk Committee to set the auditor's remuneration	7,539,239,644	99.98	1,669,241	0.02	7,540,908,885	84.81%	19,819,535
18	To authorise the Company to make political donations	7,438,001,218	99.00	75,178,085	1.00	7,513,179,303	84.50%	47,549,118
19	To authorise the Directors to allot ordinary shares	7,248,168,508	96.12	292,273,298	3.88	7,540,441,806	84.81%	20,286,615
20	General authority to disapply pre-emption rights	7,177,724,786	95.20	361,654,667	4.80	7,539,379,453	84.80%	21,348,967
21	Additional authority to disapply pre-emption rights	6,995,143,055	92.78	544,236,758	7.22	7,539,379,813	84.80%	21,348,334
22	To authorise a 14-day notice period for general meetings	7,054,966,644	93.56	485,779,174	6.44	7,540,745,818	84.81%	19,982,603
23	To authorise the Company to purchase its own shares	7,533,340,747	99.93	5,392,478	0.07	7,538,733,225	84.79%	21,991,442

1 For the purposes of section 341 of the Companies Act 2006, as at 6:30pm (BST) on Friday, 24 April 2026, Haleon's issued share capital was 8,903,405,354 ordinary shares of £0.01 each, 12,281,053 of which were held as treasury shares. Therefore, the total voting rights in the Company were 8,891,124,301.
2 A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.

As required by the UK Listing Rule 6.4.2R of the Financial Conduct Authority ("FCA"), copies of resolutions passed by the Company other than resolutions concerning ordinary business have been submitted to the FCA via the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: April 29, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary